Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 to be filed on or about June 19, 2009) and related Prospectus of Inovio Biomedical Corporation for the registration of up to $75,000,000 in aggregate principal amount of Inovio Biomedical Corporation’s common stock, preferred stock, debt securities, warrants and/or units and to the incorporation by reference therein of our report dated March 27, 2009, with respect to the consolidated financial statements of Inovio Biomedical Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

June 15, 2009